UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers 001-32126;

001-32104;

001-31907;

001-31988;

001-31961

Structured Products Corp.

on behalf of

TIERS Principal-Protected Minimum Return Asset Backed Certificates

Trust Series Nasdaq 2003-12;

TIERS Principal-Protected Minimum Return Asset Backed Certificates

Trust Series Nasdaq 2003-13;

TIERS Principal-Protected Minimum Return Asset Backed Certificates

Trust Series S&P 2003-23;

TIERS Principal-Protected Minimum Return Asset Backed Certificates

Trust Series S&P 2003-33; and

TIERS Principal-Protected Minimum Return Asset Backed Certificates

Trust Series Russell 2004-1

Exchange: American Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

388 Greenwich Street, New York, NY 10013

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Certificates listed on Schedule I

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

X

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Structured Products Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

     STRUCTURED PRODUCTS CORP.

Date:     December 12, 2008

By: /s/ Brian Clancy

 Name: Brian Clancy

 Title: Authorized Signatory

SCHEDULE I

(Description of each class of securities)

1. TIERS Principal-Protected Minimum Return Trust Certificates, Series Nasdaq 2003-12, due January 5, 2009
2. TIERS Principal-Protected Minimum Return Trust Certificates, Series Nasdaq 2003-13, due January 30, 2009
3. TIERS Principal-Protected Minimum Return Trust Certificates, Series S&P 2003-23, due January 6, 2009
4. TIERS Principal-Protected Minimum Return Trust Certificates, Series S&P 2003-33, due January 7, 2009
5. TIERS Principal-Protected Minimum Return Trust Certificates, Series Russell 2004-1, due April 29, 2009